Exhibit 99.1

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

SUPPLEMENT TO PROXY STATEMENT FOR
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of BluePhoenix Solutions Ltd. (the “Company”):

The following information (the “Supplement”) supplements and amends the Notice of Special General Meeting of Shareholders and accompanying proxy statement (together, the “Proxy Statement”) dated March 27, 2012, furnished to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Special General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, May 2, 2012 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

The information contained in this Supplement should be read in conjunction with the Proxy Statement.  There is no change in the time and place of the Meeting, or the record date to determine shareholders entitled to notice of and to vote at the Meeting, or in the wording of the resolutions being proposed at the Meeting.

As described in the Proxy Statement, the first item on the agenda for the Meeting is approval of agreements between the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (the “Three Shareholders”), pursuant to which a loan agreement between a third party and the Company shall be assigned to the Three Shareholders, the terms of the loan (the “Loan”) shall be revised under an amended loan agreement entered into by and among the Company and the Three Shareholders (the “Amended Loan Agreement”) and additional loans shall be extended to the Company by the Three Shareholders.

As described in the Proxy Statement, under the Amended Loan Agreement, the Three Shareholders will have the right to convert the principal amount of the Loan and the accrued interest into Ordinary Shares at any time that the Loan is outstanding, at a price of $3 per share (see section (d) under the paragraph titled “The Amended Loan Agreement” in “Item 1 – Approval of a Transaction Between the Company and Three Major Shareholders”).  Additionally, as part of the Amended Loan Agreement, it was agreed with the Three Shareholders that at the closing of the Amended Loan Agreement, the Company shall issue to the Three Shareholders Ordinary Shares in an amount equal to 18.7% of the outstanding share capital of the Company immediately prior to issuance of the shares in accordance with the Amended Loan Agreement (excluding treasury shares held by the Company), in amounts proportionate to the portion of the Loan assigned to each of them (the “Compensation Shares”).

On April 15, 2012, the Company and the Three Shareholders entered into an amendment (“Amendment 1”) to the Amended Loan Agreement under which certain terms of the Amended Loan Agreement, as described in the Proxy Statement, were revised as follows:

Pursuant to Amendment 1, the Three Shareholders will have the right to convert the principal amount of Loan and the accrued interest into Ordinary Shares at any time prior to the date which is 120 days following the closing of the Amended Loan Agreement at a price which is the lower of (i) the 30-day volume weighted average price per share of the Company's Ordinary Shares on the NASDAQ Global Market or the Nasdaq Capital Market, calculated as of the end of the two trading-days prior to the closing of the Amended Loan Agreement; or (ii) $3 per share (the “Conversion Option”). Additionally, the Three Shareholders will have the right to convert the principal amount of the Loan and the accrued interest into Ordinary Shares at any time that the Loan is outstanding at a price of $3 per share.

The issuance of the Compensation Shares shall be postponed to the date which is 120 days following the date of closing of the Amended Loan Agreement or such earlier date with respect to any of the Three Shareholders who notifies the Company that it irrevocably elects not to exercise its Conversion Option.  In the event any of the Three Shareholders elects to exercise its Conversion Option, such shareholder shall not be entitled to its portion of the Compensation Shares.

The Company undertook to convene a meeting of its shareholders for the purpose of approving an increase of its authorized share capital and amending its articles of association to ensure that the Company has sufficient share capital to perform its obligations to the Three Shareholders, not later than 60 days following the date of closing of the Amended Loan Agreement.

For additional details regarding the transactions related to the Three Shareholders and for instructions regarding how to vote or revoke proxies, please refer to the Proxy Statement, filed under Form 6-K with the Securities and Exchange Commission on March 27, 2012.

By Order of the Board of Directors, Melvin L. Keating Chairman of the Board of Directors

Dated: April 16, 2012